FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

              Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: February 4, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

February 4, 2005

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Goldcorp/Wheaton Transaction Recommended by Proxy Advisory Firm

Vancouver, British Columbia: February 4, 2005 -- Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that Glass, Lewis & Co, a U.S. independent proxy advisory firm, has recommended that its clients who hold Goldcorp shares vote for Goldcorp’s proposed merger with Wheaton River at Goldcorp's shareholders meeting to be held on February 10, 2005.

The Glass, Lewis Report summarizes its conclusions as follows: "In our opinion, the Wheaton transaction creates substantial shareholder value; indeed, we believe that Glamis' own slides – purporting to demonstrate that the Wheaton deal is destructive of shareholder value – themselves demonstrate rather the benefits of the deal. The Glamis acquisition proposal, by contrast, is approximately value neutral to Goldcorp shareholders.  We therefore recommend that shareholders vote FOR [the Goldcorp/ Wheaton transaction]."

Ian Telfer, Chairman and CEO of Wheaton River, said "We are pleased that another independent proxy advisory firm has come out recommending the Goldcorp/Wheaton transaction.  Glass, Lewis & Co's conclusions confirm our belief that the merger offers the best value and opportunity for shareholders of both Wheaton River and Goldcorp".

The board of directors of Wheaton River continues to recommend that Wheaton River shareholders accept Goldcorp's offer and tender their common shares to Goldcorp's offer.  There is no risk for Wheaton River shareholders in tendering their shares prior to the Goldcorp shareholders meeting, as tendered shares will be returned in the event that Goldcorp's offer does not proceed.

Glass, Lewis & Co. is an analytical research firm that uses proprietary research and extensive analysis to objectively evaluate the corporate integrity and financial trans-parency of public companies.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission.  Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission.  Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information.  Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia  V6C 3L6

Telephone: (604) 696-3000
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website:  www.wheatonriver.com